UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 8-A

FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES

PURSUANT TO SECTION 12(b) OR (g) OF THE

SECURITIES EXCHANGE ACT OF 1934

ECB Bancorp, Inc.

(Exact name of registrant as specified in its charter)

North Carolina	56-2090738
(State of incorporation or organization)	(I.R.S. Employer Identification No.)

Post Office Box 337, Engelhard, North Carolina	27824
(Address of principal executive offices)	(Zip Code)

Securities to be registered pursuant to Section 12(b) of the Act:

Title of each class to be so registered	Name of each exchange on which each class is to be registered
Common Stock, par value $3.50 per share	NYSE Amex LLC

If this form relates to the registration of a class of securities pursuant to Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c), check the following box.  ☒

If this form relates to the registration of a class of securities pursuant to Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d), check the following box.  ☐

Securities Act registration statement file number to which this form relates:  None

Securities to be registered pursuant to Section 12(g) of the Act:  None

Explanatory Note

This registration statement registers under Section 12(b) of the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”), the common stock, par value $3.50 per share (the “Common Stock”) of ECB Bancorp, Inc., a North Carolina corporation (the “Company”) on the NYSE Amex LLC (“NYSE Amex”). The Company’s Common Stock to be registered hereunder has been approved for listing on the NYSE Amex under the symbol “ECBE.” The Common Stock is presently listed on the Nasdaq Global Market. Upon commencement of the listing of the Common Stock on the NYSE Amex, the Company will voluntarily withdraw the listing of the Common Stock on the Nasdaq Global Market.

INFORMATION REQUIRED IN REGISTRATION STATEMENT

Item 1.	Description of Registrant’s Securities to be Registered

The Company’s authorized capital stock consists of: (i) 50,000,000 shares of Common Stock, par value $3.50 per share; (ii) 2,000,000 shares of mandatorily convertible non-voting common shares, par value $3.50 per share; and (iii) 2,000,000 shares of fixed rate cumulative perpetual preferred stock, no par value per share.

Description of Common Stock

Voting Rights. The holders of the Company’s Common Stock are entitled to one vote for each share of Common Stock held of record on all matters submitted to a vote of the Company’s common shareholders. Except in elections of directors as discussed below and in the case of certain other corporate actions for which higher voting requirements are required by the North Carolina Business Corporation Act (including mergers, share exchanges, sales of assets and dissolution), if a quorum exists, action on a matter is approved if the votes cast favoring the action exceed the votes cast opposing the action. Holders of the Company’s Common Stock may not vote cumulatively in the election of the Company’s directors.

The North Carolina Control Share Acquisition Act, in general, provides that shares of the Company’s voting stock acquired in a “control share acquisition” (“control shares”) will have no voting rights unless those rights are granted by resolution adopted by the holders of at least a majority of the Company’s outstanding shares entitled to vote in the election of the Company’s directors, excluding shares held by the person who has acquired or proposes to acquire the control shares and excluding shares held by the Company’s officers or any directors who also are employees of the Company. “Control shares” are defined as shares acquired by any person which, when added to any other shares already owned by that person, would entitle the person (except for the application of the North Carolina Control Share Acquisition Act) to voting power in the election of the Company’s directors equal to or greater than (1) one-fifth of all voting power, (2) one-third of all voting power, or (3) a majority of all voting power. “Control share acquisition” means, with certain exceptions, the acquisition by a person of beneficial ownership of Control Shares. Among others, exceptions to the definition include a purchase of shares directly from the Company, and an acquisition pursuant to the laws of descent and distribution or in a transaction pursuant to an agreement to which the Company is a party.

Dividends. Subject to preferences to which holders of any shares of the Company’s preferred stock may be entitled, holders of the Company’s Common Stock are entitled to receive ratably any dividends that may be declared from time to time by the Board of Directors out of funds legally available for that purpose. Under North Carolina law, the Company is authorized to pay dividends as declared by the Company’s Board of Directors, provided that no such distribution results in the Company’s insolvency on a going concern or balance sheet basis. Although the Company is a legal entity separate and distinct from its wholly owned subsidiary, The East Carolina Bank (the “Bank”), the Company’s principal source of funds with which the Company can pay dividends to its shareholders is dividends the Company receives from the Bank. For that reason, the Company’s ability to pay dividends effectively is subject to the same limitations that apply to the Bank. The Bank’s ability to pay dividends to the Company is subject to regulatory restrictions that apply to North Carolina banks.

No Preemptive Rights. Holders of the Company’s Common Stock do not have preemptive, conversion or subscription rights to acquire other or additional shares of any class of stock or other securities the Company may issue in the future.

Liquidation. In the event of the Company’s liquidation, dissolution or winding up, holders of the Company’s Common Stock will be entitled to share in the Company’s assets remaining after the payment or provision for payment of the Company’s debts and other liabilities, and the satisfaction of the liquidation preferences of the holders of outstanding shares of the Company’s Series A preferred stock and any other series of the Company’s preferred stock then outstanding.

Item 2.	Exhibits

Pursuant to the instructions to Form 8-A, no exhibits are required to be filed because no other securities of the Company are registered on the NYSE Amex and the securities registered hereby are not being registered pursuant to Section 12(g) of the Exchange Act.

SIGNATURE

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.

ECB BANCORP, INC.

Date: December 22, 2011	By:	/s/ A. Dwight Utz
A. Dwight Utz
President and Chief Executive Officer